UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On Friday, April 16, 2021, NuCana plc (the “Company”) initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi and well as its combination products Harvoni, Vosevi and Epclusa in Germany. There can be no assurance as to the outcome of this or any other future proceedings or litigation. See “Risk Factors — Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 for more information on related litigation at the European Patent Office Opposition Division and the Patents Court of the High Court of Justice of England and Wales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: April 19, 2021